Filed pursuant to Rule 433
Registration No. 333-136224
Dated December 4, 2007
FINAL TERM SHEET
6.250% Senior Notes Due December 1, 2037

Issuer:	Baxter International Inc.
Ratings:	A3 (Stable) by Moody’s, A+ (Stable) by S&P and A (Stable) by Fitch
Format:	SEC-Registered
Ranking:	Senior Notes
Offering Size:	$500,000,000
Trade Date:	December 4, 2007
Settlement Date:	December 7, 2007 (T+3)
Maturity:	December 1, 2037
Interest Payment Dates:	Semi-annually on each June 1 and December 1
First Pay Date:	June 1, 2008
Treasury Benchmark:	4.75% due 2/15/37
UST Spot (PX / Yield):	106-00+ / 4.382
Spread to UST:	+ 188 bps
Re-offer Yield to Maturity:	6.262%
Coupon:	6.250%
Issue Price:	99.840%
Net Proceeds to Issuer: (before expense reimbursement)	98.965% or $494,825,000
Day Count Basis:	30 / 360
Optional Redemption:	Make Whole + 30 bps
Minimum Denomination:	$2,000 x $1,000

CUSIP:	071813 AX7
Bookrunners:	Banc of America Securities LLC, UBS Securities LLC
Co-managers:	Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities, Inc., Goldman, Sachs & Co., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc.
     Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or UBS Securities LLC toll-free at 1-888-722-9555 ext. 337-1088.